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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                        Date of Report: December 10, 1999


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                          2191 Fox Mill Road, Suite 500
                           Herndon, Virginia USA 20171
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F     X         Form 40-F
                                     ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes                       No    X
                                     ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                              82- N.A.
                                  ----

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                                BAAN COMPANY N.V.
                                    FORM 6-K


            SALE OF EQUITY SECURITIES

            On November 24, 1999, Baan Company N.V. ("Baan") amended its agreement with Fletcher International Limited ("Fletcher") to provide up to an additional $200 million in equity funding. Under the original December 1998 agreement, Fletcher agreed to provide up to $225 million in equity funding to Baan. This increase brings the total potential equity funding commitment to Baan to $425 million.

            Baan intends to exercise in December 1999 a total of $110 million from its agreement with Fletcher. This will bring the total funding received under this agreement to $210 million at end of 1999, leaving $215 million of equity funding available. Prior to June 30, 2000, Baan has the right to exercise $40 million of the remaining funding available. Fletcher has the right to invest $175 million, plus any unexercised portion of Baan's right, prior to December 31, 2001. The offer and sale of these securities were not registered under the Securities Act of 1933 in reliance of the exemption provided by Section 4(2) of the Act.

            All investments by Fletcher will be in exchange for the right to receive Baan common shares that will be issued within three years of funding at dates to be determined by Fletcher. The number of common shares, and the price per share, will be calculated using a formula set forth in the agreement as amended, and generally will be based on share prices prevailing during the period prior to issuance. In any event, the exercise price for the shares for the $225 million under the original agreement cannot exceed $16.00 per share, and for the $200 million in additional commitment under the November 24 amendment, the exercise price cannot exceed $18.00 per share.



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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             BAAN COMPANY N.V.




                             By:   /s/ ROBERT GOUDIE
                                  ----------------------------------------------
                                  Robert Goudie
                                  Senior Vice President, General Counsel and
                                  Secretary to the Board of Directors



Date:       December 10, 1999